Exhibit 99.1

Autohome Inc. Announces Board Changes and Newly Appointed Female Board Member

BEIJING, July 26, 2023 – Autohome Inc. (NYSE: ATHM; HKEX: 2518) (“Autohome” or the “Company”), the leading online destination for automobile consumers in China, today announced that each of Mr. Zheng Liu and Mr. Jun Lu has resigned from their positions as the Company’s directors due to other personal commitments, effective immediately. The Company further announces that Ms. Keke Ding has been appointed as a director and a member of the Compensation Committee of the board of directors of the Company (the “Board”) and that Dr. Fan Lu has been appointed as a director of the Board, effective immediately.

Ms. Keke Ding has over 26 years of experience in property insurance industry and business management. Ms. Ding currently serves as the assistant general manager at Ping An Property & Casualty Insurance Company of China, Ltd. (“Ping An Property & Casualty Insurance”), a subsidiary of Ping An Insurance (Group) Company of China, Ltd. (“Ping An Group”). Ms. Ding has held multiple management roles relating to insurance and business management within Ping An Property & Casualty Insurance and its several provincial-level branches since May 1997, including managing distribution channels, retail customer marketing, and digital customer platforms. Ms. Ding received her bachelor’s degree in insurance from Dongbei University of Finance and Economics in July 1997.

Dr. Fan Lu has over 17 years of institutional investment management experience, spanning the areas of global macro hedge fund, quantitative investment, A-share market fundamental research, asset allocation and insurance asset-liability management. Dr. Lu currently serves as the general manager of asset management department at Ping An Property & Casualty Insurance, fully responsible for the company’s asset-liability management and investment-related activities. Dr. Lu has held a series of management roles relating to investment management within Ping An Group and its affiliates since September 2011. Prior to that, Dr. Lu held various positions of investment management at companies including AlphaSimplex, a hedge fund company in Boston, United States, and Haitong Securities Co., Ltd. (SHA: 600837; HKEX: 6837), a top securities firm in China. Dr. Lu received his PhD degree in statistics and a master’s degree in computer science from the University of Wisconsin-Madison in June 2006 and June 2005, respectively, and received his bachelor’s degree in biophysics from Nanjing University in June 1999.

Mr. Quan Long, Chairman of the Board and Chief Executive Officer of Autohome, stated, “We are delighted to welcome Ms. Keke Ding and Dr. Fan Lu to our Board, both of their wealth of knowledge and expertise will be a great asset to our future growth, helping the Company in its ongoing commitment to enhancing ESG governance through Board oversight. Ms. Ding’s joining as a female director represents an important step forward for Autohome’s greater Environmental, Social, and Governance (ESG) practices, gender diversity and workplace inclusiveness. We would also like to express our sincere gratitude to both Mr. Zheng Liu and Mr. Jun Lu for their valuable contributions to the Company during the tenure.”

About Autohome Inc.

Autohome Inc. (NYSE: ATHM; HKEX: 2518) is the leading online destination for automobile consumers in China. Its mission is to relentlessly reduce auto industry decision-making and transaction costs driven by advanced technology. Autohome provides occupationally generated content, professionally generated content, user-generated content, and AI-generated content, a comprehensive automobile library, and extensive automobile listing information to automobile consumers, covering the entire car purchase and ownership cycle. The ability to reach a large and engaged user base of automobile consumers has made Autohome a preferred platform for automakers and dealers to conduct their advertising campaigns. Further, the Company’s dealer subscription and advertising services allow dealers to market their inventory and services through Autohome’s platform, extending the reach of their physical showrooms to potentially millions of internet users in China and generating sales leads for them. The Company offers sales leads, data analysis, and marketing services to assist automakers and dealers with improving their efficiency and facilitating transactions. Autohome operates its “Autohome Mall,” a full-service online transaction platform, to facilitate transactions for automakers and dealers. Further, through its websites and mobile applications, it also provides other value-added services, including auto financing, auto insurance, used car transactions, and aftermarket services. For further information, please visit https://www.autohome.com.cn.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar statements. Statements that are not historical facts, including statements about Autohome’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks is included in Autohome’s filings with the SEC and announcements on the website of the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release, and Autohome does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Autohome Inc.

Investor Relations

Sterling Song

Investor Relations Director

Tel: +86-10-5985-7483

E-mail: ir@autohome.com.cn

The Piacente Group, Inc.

Jenny Cai

Tel: +86-10-6508-0677

E-mail: autohome@tpg-ir.com